Exhibit 99.2

Jupai Reports Second Quarter 2017 Results

SHANGHAI, Aug. 16, 2017 /PRNewswire/ — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider, focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the second quarter and six months ended June 30, 2017.

Effective July 1, 2016, Jupai changed its reporting currency from the U.S. dollars to Renminbi. The aligning of the reporting currency with the underlying operations better reflects the Company’s results of operations for each period, and reduces the impact that the increased volatility of the Renminbi to U.S. dollars exchange rate will have on the Company’s reported operating results. In this announcement, the unaudited financial results for the second quarter and six months ended June 30, 2017, respectively, are stated in Renminbi. This release contains translations of certain Renminbi amounts into U.S. dollars for convenience. Prior period financial results have been recast into the new reporting currency.

SECOND QUARTER AND FIRST HALF 2017 FINANCIAL HIGHLIGHTS

•                     Net revenues in the second quarter of 2017 were RMB436.6 million (US$164.4 million), a 78.4% increase from RMB244.7 million for the corresponding period in 2016. For the first half of 2017, net revenues were RMB805.4 million (US$118.8 million), an increase of 71.8% from RMB468.7 million for the same period in 2016.

(RMB ‘000, except percentages)	Q2 2016	Q2 2016%	Q2 2017	Q2 2017%	YoY Change %
One-time commissions	148,894	60.7%	230,010	52.7%	54.5%
Recurring management fees	62,030	25.5%	93,906	21.5%	51.4%
Recurring service fees	33,807	13.8%	33,317	7.6%	-1.4%
Other service fees	—	—	79,387	18.2%	100.0%
Total net revenues	244,731	100.0%	436,620	100.0%	78.4%

(RMB ‘000, except percentages)	H1 2016	H1 2016%	H1 2017	H1 2017%	YoY Change %
One-time commissions	303,867	64.9%	464,768	57.7%	53.0%
Recurring management fees	98,662	21.0%	161,524	20.1%	63.7%
Recurring service fees	66,211	14.1%	59,542	7.4%	-10.1%
Other service fees	—	—	119,527	14.8%	100.0%
Total net revenues	468,740	100.0%	805,361	100.0%	71.8%

•                      Income from operations in the second quarter of 2017 was RMB166.1 million (US$24.5 million), a 205.8% increase from RMB54.3 million for the corresponding period in 2016. For the first half of 2017, income from operations was RMB291.3 million (US$43.0 million), an increase of 240.1% from RMB85.7 million for the same period in 2016.

•                      Net income attributable to ordinary shareholders in the second quarter of 2017 was RMB112.5 million (US$16.6 million), a 181.4% increase from RMB40.0 million for the corresponding period in 2016. For the first half of 2017, net income attributable to ordinary shareholders was RMB203.2 million (US$30.0 million), an increase of 205.7% from RMB66.5 million for the same period in 2016.

•                      Non-GAAP2 net income attributable to ordinary shareholders in the second quarter of 2017 was RMB125.5 million

1  The U.S. dollars (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate on June 30, 2017, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB6.7793 to US$1.00. The percentages stated in this press release are calculated based on the Renminbi amounts.

2  Jupai’s non-GAAP financial measures are derived from adjusting the corresponding GAAP financial measures by excluding the effects of share-based compensation and amortization of intangible assets resulted from business acquisitions.

(US$18.5 million), a 158.4% increase from RMB48.6 million for the corresponding period in 2016. For the first half of 2017, non-GAAP net income attributable to ordinary shareholders was RMB226.7 million (US$33.4 million), an increase of 171.7% from RMB83.4 million for the same period in 2016.

SECOND QUARTER AND FIRST HALF 2017 OPERATIONAL UPDATES

•                      Total number of active clients3 during the second quarter of 2017 was 3,698.

•                      The aggregate value of wealth management products distributed by the Company during the second quarter of 2017 was RMB12.3 billion (US$1.8 billion), a 50.9% increase from the corresponding period in 2016. For the first half of 2017, the aggregate value of wealth management products distributed by the Company was RMB26.5 billion (US$3.9 billion), a 39.6% increase from the corresponding period in 2016.

Wealth management products distributed by the Company - breakdown by product type

	Three months ended				Six months ended
Product type	June 30, 2016		June 30, 2017		June 30, 2016		June 30, 2017
	(RMB in millions, except percentages)				(RMB in millions, except percentages)
Fixed income products	4,778	59%	10,278	83%	9,981	53%	21,495	81%
Private equity products	2,201	27%	1,601	13%	6,260	33%	3,934	15%
Secondary market equity fund products	841	10%	72	1%	2,103	11%	92	0%
Other products	338	4%	362	3%	646	3%	990	4%
All products	8,158	100%	12,313	100%	18,990	100%	26,511	100%

•                      Jupai’s coverage network as of June 30, 2017 included 76 client centers covering 47 cities, up from 61 client centers covering 36 cities, as of June 30, 2016.

•                      Total assets under management4 as of June 30, 2017 were RMB48.0 billion (US$7.1 billion), a 11.3% increase from March 31, 2017 and a 85.6% increase from June 30, 2016.

Assets under management — breakdown by product type

	As of
Product type	June 30, 2016		June 30, 2017
	(RMB in millions, except percentages)
Fixed income products	10,943	42%	26,573	56%
Private equity products	12,818	50%	18,432	38%
Secondary market equity fund products	1,366	5%	2,483	5%
Other products	711	3%	473	1%
All products	25,838	100%	47,961	100%

3  “Active clients” for a given period refers to clients who purchase wealth management products distributed by Jupai at least once during that given period.

4  “Assets under management” by Jupai refers to the amount of capital contributions made by the investors to the fund without adjustment for any gain or loss from investment.

“We concluded the first half of 2017 with impressive growth on both our top and bottom lines,” said Mr. Jianda Ni, Jupai’s chairman of the board and chief executive officer. “Jupai’s net revenues for the first half of 2017 totaled RMB805.4 million, up 71.8% year-on-year, and our net income attributable to ordinary shareholders rose significantly by 205.7% year-on-year to RMB203.2 million, reaching almost the same level as our net income attributable to ordinary shareholders for the full year 2016.”

“As investors’ appetite for risk remained conservative in the first half of 2017, we further enhanced Jupai’s competitive advantages within the fixed-income product category. Jupai continues to provide our customers with superior fixed-income products with underlying assets in real estate, leveraging our core competence in products related to the real estate industry. We have also steadily expanded our offerings into non-real-estate fixed-income products to fulfill a wider range of client needs. In the first half of 2017, the aggregate value of products distributed by Jupai grew to RMB26.5 billion, a 39.6% increase year-on-year, and total assets under management increased to RMB48.0 billion as of June 30, 2017, an 85.6% increase year-on-year.”

“Looking forward, Jupai expects to continue to develop new products and services, expand and strengthen our sales network, and increase our operating efficiency. While we believe the size of the market in China is large enough to support Jupai’s growth, we will carefully evaluate potential overseas expansion opportunities. As we build Jupai into the leading wealth and asset management brand in China, the management will continue to explore ways to further enhance long-term value for our shareholders.”

Ms. Min Liu, Jupai’s chief financial officer, said, “Jupai continued to deliver strong results in the second quarter of 2017, with our net revenues substantially surpassing management guidance to achieve another record high. Our operating margin for the quarter rose substantially to 38.0%, up from 22.3% in the same period last year, thanks to the cost control measures which we initiated in the beginning of 2016 and the optimization of our product mix. As we further expand our business scale and enhance our operating efficiency, we remain confident in our ability to grow the bottom line while maintaining healthy margins in the long-term.”

SECOND QUARTER AND FIRST HALF 2017 FINANCIAL RESULTS

Net Revenues

Net revenues for the second quarter of 2017 were RMB436.6 million (US$64.4 million), a 78.4% increase from RMB244.7 million for the corresponding period in 2016, primarily due to increases in one-time commissions, recurring management fees and other service fees. Net revenues were RMB805.4 million (US$118.8 million) for the first half of 2017, an increase of 71.8% from RMB468.7 million for the same period in 2016.

•                      Net revenues from one-time commissions for the second quarter of 2017 were RMB230.0 million (US$33.9 million), a 54.5% increase from RMB148.9 million for the corresponding period in 2016, primarily as a result of an increase in the aggregate value of wealth management products distributed by the Company. For the first half of 2017, net revenues from one-time commissions were RMB464.8 million (US$68.6 million), an increase of 53.0% from RMB303.9 million for the same period in 2016.

•                      Net revenues from recurring management fees for the second quarter of 2017 were RMB93.9 million (US$13.9 million), a 51.4% increase from RMB62.0 million for the corresponding period in 2016, primarily attributable to an increase in the value of assets under management. The Company recognized RMB21.8 million (US$3.2 million) and RMB1.6 million carried interest in the second quarter of 2017 and 2016, respectively. For the first half of 2017, net revenues from recurring management fees were RMB161.5 million (US$23.8 million), a 63.7% increase from RMB98.7 million for the same period in 2016. RMB23.5 million (US$3.5 million) and RMB5.1 million carried interest was recognized as part of Jupai’s recurring management fees for the first half of 2017 and the same period in 2016, respectively.

•                      Net revenues from recurring service fees for the second quarter of 2017 were RMB33.3 million (US$4.9 million), a 1.4% decrease from RMB33.8 million for the corresponding period in 2016. The Company recognized RMB11.4 million (US$1.7 million) and RMB3.8 million variable performance fees in the second quarter of 2017 and 2016, respectively. For the first half of 2017, net revenues from recurring service fees were RMB59.5 million (US$8.8 million), a 10.1% decrease from RMB66.2 million for the same period in 2016, primarily because the Company provided ongoing services to fewer product suppliers. The Company recognized RMB12.8 million (US$1.9 million) and RMB7.7 million variable performance fees for the first half of 2017 and the same period in 2016, respectively.

•                      Net revenues from other service fees were RMB79.4 million (US$11.7 million) for the second quarter of 2017 and RMB119.5 million (US$17.6 million) for the first half of 2017, which mainly included sub-advisory fees collected from other companies.

Operating Costs and Expenses

Operating costs and expenses for the second quarter of 2017 were RMB270.5 million (US$39.9 million), an increase of 42.1% from RMB190.4 million for the corresponding period in 2016. For the first half of 2017, operating costs and expenses were RMB514.0 million (US$75.8 million), an increase of 34.2% from RMB383.1 million for the same period in 2016.

•                      Cost of revenues for the second quarter of 2017 was RMB162.0 million (US$23.9 million), a 63.0% increase from RMB99.4 million for the corresponding period in 2016, primarily due to increases in the number of wealth management advisors and client managers and their average compensation. For the first half of 2017, cost of revenues was RMB296.7 million (US$43.8 million), an increase of 40.7% from RMB210.9 million for the same period in 2016.

•                      Selling expenses for the second quarter of 2017 were RMB65.4 million (US$9.6 million), a 25.9% increase from RMB51.9 million for the corresponding period in 2016, primarily due to increases in marketing, advertising and brand promotion expenses. For the first half of 2017, selling expenses were RMB124.9 million (US$18.4 million), an increase of 19.7% from RMB104.3 million for the same period in 2016.

•                      G&A expenses for the second quarter of 2017 were RMB45.1 million (US$6.7 million), a 15.0% increase from RMB39.2 million for the corresponding period in 2016, mainly due to increases in both the numbers of managerial and administrative personnel and their average compensation as well as increases in rental and office supply expenses. For the first half of 2017, G&A expenses were RMB97.7 million (US$14.4 million), an increase of 37.4% from RMB71.1 million for the same period in 2016.

•                      Other operating income (government subsidies) received by the Company in the second quarter of 2017 was RMB1.9 million (US$0.3 million), a 1722.8% increase from RMB0.1 million for the corresponding period in 2016. For the first half of 2017, other operating income was RMB5.3 million (US$0.8 million), an increase of 64.0% from RMB3.3 million for the same period in 2016. Government subsidies were recorded when received and their availability and amount depend on government administrative policies.

Operating margin for the second quarter of 2017 was 38.0%, compared to 22.3% for the corresponding period in 2016. For the first half of 2017, operating margin was 36.2%, compared to 18.3% for the same period in 2016.

Income tax expenses for the second quarter of 2017 were RMB44.7 million (US$6.6 million), a 188.8% increase from RMB15.5 million for the corresponding period in 2016. For the first half of 2017, income tax expenses were RMB74.3 million (US$11.0 million), an increase of 206.4% from RMB24.3 million for the same period in 2016. The increase was primarily due to an increase in taxable income.

Net Income

•                      Net Income

•                      Net income attributable to ordinary shareholders for the second quarter of 2017 was RMB112.5 million (US$16.6 million), a 181.4% increase from RMB40.0 million for the corresponding period in 2016. For the first half of 2017, net income attributable to ordinary shareholders was RMB203.2 million (US$30.0 million), an increase of 205.7% from RMB66.5 million for the same period in 2016.

•                      Net margin attributable to ordinary shareholders for the second quarter of 2017 was 25.8%, as compared to 16.4% for the corresponding period in 2016. For the first half of 2017, net margin attributable to ordinary shareholders was 25.2%, compared to 14.2% for the same period in 2016.

•                      Net income attributable to ordinary shareholders per basic and diluted American depositary share (“ADS”) for the second quarter of 2017 was RMB3.47 (US$0.51) and RMB3.33 (US$0.49), respectively, as compared to RMB1.25 and RMB1.19, respectively, for the corresponding period in 2016. For the first half of 2017, net income attributable to ordinary shareholders per basic and diluted ADS was RMB6.28 (US$0.93) and RMB6.02 (US$0.89), respectively, as compared to RMB2.08 and RMB1.99, respectively, for the same period in 2016.

•                      Non-GAAP Net Income

•                      Non-GAAP net income attributable to ordinary shareholders for the second quarter of 2017 was RMB125.5 million (US$18.5 million), a 158.4% increase from RMB48.6 million for the corresponding period in 2016. For the first half of 2017, non-GAAP net income attributable to ordinary shareholders was RMB226.7 million (US$33.4 million), a 171.7% increase from RMB83.4 million for the same period in 2016.

•                      Non-GAAP net margin attributable to ordinary shareholders for the second quarter of 2017 was 28.7%, as compared to 19.9% for the corresponding period in 2016. For the first half of 2017, non-GAAP net margin attributable to ordinary shareholders was 28.1%, as compared to 17.8% for the same period in 2016.

•                      Non-GAAP net income attributable to ordinary shareholders per diluted ADS for the second quarter of 2017 was RMB3.72 (US$0.55), as compared to RMB1.45 for the corresponding period in 2016. For the first half of 2017, non-GAAP net income attributable to ordinary shareholders per diluted ADS was RMB6.72 (US$0.99), as compared to RMB2.50 for the same period in 2016.

Balance Sheet and Cash Flow

As of June 30, 2017, the Company had RMB1,169.1 million (US$172.4 million) in cash and cash equivalents, compared to RMB1,123.2 million as of December 31, 2016.

Net cash provided by operating activities during the second quarter of 2017 was RMB61.0 million (US$9.0 million). For the first half of 2017, net cash provided by operating activities was RMB281.4 million (US$41.5 million).

Net cash used in investing activities during the second quarter of 2017 was RMB95.8 million (US$14.1 million). For the first half of 2017, net cash used in investing activities was RMB110.4 million (US$16.3 million).

Net cash used in financing activities during the second quarter of 2017 was RMB5.1 million (US$0.7 million). For the first half of 2017, net cash used in financing activities was RMB125.1 million (US$18.4 million).

BUSINESS OUTLOOK

The Company estimates that its net revenues for the third quarter of 2017 will be in the range of RMB420 million to RMB440 million, an increase of 31.1% to 37.3% compared to the same period in 2016. This forecast reflects the Company’s current and preliminary view, which is subject to change.

CONFERENCE CALL

Jupai’s management will host an earnings conference call on August 16, 2017 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-866-564-2842 or +1-323-794-2094
Hong Kong:	800-961-105 or +852-3008-1527
Mainland China:	400-120-9221 or 800-820-6061
Singapore	800-186-5085 or +65-6320-9075
Passcode:	8747228

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until August 23, 2017:

U.S./International:	+1-719-457-0820
Hong Kong:	800-901-108
Mainland China:	400-120-1651
Singapore	800-101-2009
Passcode:	8747228

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation and amortization of intangible assets related to acquisition. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and amortization of intangible assets related to acquisition to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to ordinary shareholders, non-GAAP net income attributable to ordinary shares per diluted ADS and non-GAAP net margin attributable to ordinary shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, and amortization of intangible assets related to acquisition in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Holdings Limited

Harry He

Director of Investor Relations

Jupai Holdings Limited

Phone: +86 (21) 6026 9129

Email: ir@jpinvestment.cn

Philip Lisio

The Foote Group

Phone: +86 (10) 8429 9544

Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In RMB)

	As of
	December 31,	June 30,	June 30,
	2016	2017	2017
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	1,123,166,156	1,169,068,657	172,446,810
Short-term investments	25,210,000	72,451,600	10,687,180
Accounts receivable	52,111,944	96,490,039	14,233,039
Other receivables	71,064,287	30,337,591	4,475,033
Amounts due from related parties	133,560,483	181,515,727	26,774,995
Deferred tax assets — current[5]	55,791,373	—	—
Investments at cost method — current	—	10,000,000	1,475,078
Other current assets	12,551,186	14,940,628	2,203,860
Total current assets	1,473,455,429	1,574,804,242	232,295,995
Investments at cost method — non-current	70,450,000	63,450,000	9,359,373
Investment in affiliates	85,830,444	86,271,147	12,725,672
Advanced payment for acquisition	77,560,000	77,691,490	11,460,105
Property and equipment, net	37,199,812	41,086,418	6,060,569
Intangible assets	83,072,545	81,236,772	11,983,062
Goodwill	277,752,765	271,239,455	40,009,950
Long-term prepayment	6,261,152	10,157,753	1,498,349
Other non-current assets	7,977,534	23,506,741	3,467,429
Deferred tax assets — non-current	8,494,738	64,286,111	9,482,707
Total Assets	2,128,054,419	2,293,730,129	338,343,211

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	101,864,007	90,708,260	13,380,181
Income tax payable	138,131,812	176,758,644	26,073,288
Other tax payable	58,189,283	63,089,454	9,306,190
Dividend payable	10,160,503	—	—
Amounts due to related parties-current	6,118,678	5,765,307	850,428
Deferred revenue from related parties	121,644,250	162,096,649	23,910,529
Deferred revenues	36,432,195	28,349,494	4,181,773
Other current liabilities	10,397,008	11,936,250	1,760,691
Total current liabilities	482,937,736	538,704,058	79,463,080
Deferred revenue — non-current from related parties	75,413,617	84,094,477	12,404,596
Deferred revenue — non-current	5,677,905	5,357,869	790,328
Non-current uncertain tax position liabilities	5,938,816	—	—
Deferred tax liabilities— non-current	9,815,595	7,238,047	1,067,669
Total Liabilities	579,783,669	635,394,451	93,725,673
Equity	1,548,270,750	1,658,335,678	244,617,538
Total Liabilities and Total Shareholders’ Equity	2,128,054,419	2,293,730,129	338,343,211

5  Jupai adopted ASU 2015-17 and therefore, deferred tax assets and liabilities are classified as non-current assets and liabilities starting 2017. Prior balances were not retrospectively adjusted.

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for ADS data and percentages)

	Three months ended
	June 30,	June 30,	June 30,	YoY
	2016	2017	2017	Change %
	RMB	RMB	USD
Revenues
Third party revenues	69,913,612	181,615,717	26,789,745	159.8%
Related party revenues	172,039,634	256,327,796	37,810,363	49.0%
Total revenues	241,953,246	437,943,513	64,600,108	81.0%
Business taxes and related surcharges	2,777,431	(1,323,349)	(195,204)	-147.6%
Net revenues	244,730,677	436,620,164	64,404,904	78.4%

Operating costs and expenses:
Cost of revenues	(99,371,220)	(161,980,682)	(23,893,423)	63.0%
Selling expenses	(51,917,514)	(65,363,762)	(9,641,668)	25.9%
General and administrative expenses	(39,243,812)	(45,122,521)	(6,655,926)	15.0%
Other operating income — government subsidies	106,027	1,932,631	285,078	1722.8%
Total operating cost and expenses	(190,426,519)	(270,534,334)	(39,905,939)	42.1%
Income from operations	54,304,158	166,085,830	24,498,965	205.8%

Interest income	2,062,097	1,005,019	148,248	-51.3%
Investment income	3,386,143	2,886,193	425,736	-14.8%
Net other loss	(98,076)	(1,761,304)	(259,806)	1695.9%
Total other income	5,350,164	2,129,908	314,178	-60.2%
Income before taxes and income from equity in affiliates	59,654,322	168,215,738	24,813,143	182.0%
Income tax expense	(15,479,756)	(44,703,075)	(6,594,055)	188.8%
Income from equity in affiliates	321,060	1,829,772	269,906	469.9%
Net income	44,495,626	125,342,435	18,488,994	181.7%
Less: Net income attributable to non-controlling interests	(4,526,215)	(12,880,046)	(1,899,908)	184.6%
Net income attributable to ordinary shareholders	39,969,411	112,462,389	16,589,086	181.4%

Net income per ADS:
Basic	1.25	3.47	0.51	177.6%
Diluted	1.19	3.33	0.49	179.8%
Weighted average number of ADSs used in computation:
Basic	32,055,180	32,366,756	32,366,756	1.0%
Diluted	33,480,400	33,754,351	33,754,351	0.8%

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for ADS data and percentages)

	Six months ended
	June 30,	June 30,	June 30,	YoY
	2016	2017	2017	Change %
	RMB	RMB	USD
Revenues
Third party revenues	155,831,925	283,489,110	41,816,870	81.9%
Related party revenues	312,759,083	525,169,327	77,466,601	67.9%
Total revenues	468,591,008	808,658,437	119,283,471	72.6%
Business taxes and related surcharges	149,174	(3,297,893)	(486,465)	-2310.8%
Net revenues	468,740,182	805,360,544	118,797,006	71.8%

Operating costs and expenses:
Cost of revenues	(210,864,251)	(296,733,214)	(43,770,480)	40.7%
Selling expenses	(104,332,330)	(124,882,852)	(18,421,201)	19.7%
General and administrative expenses	(71,127,291)	(97,744,401)	(14,418,067)	37.4%
Other operating income — government subsidies	3,257,489	5,340,843	787,816	64.0%
Total operating cost and expenses	(383,066,383)	(514,019,624)	(75,821,932)	34.2%
Income from operations	85,673,799	291,340,920	42,975,074	240.1%

Interest income	2,770,252	8,508,428	1,255,060	207.1%
Investment income	6,545,935	4,927,992	726,918	-24.7%
Net other income (loss)	200,377	(1,738,081)	(256,381)	-967.4%
Total other income	9,516,564	11,698,339	1,725,597	22.9%
Income before taxes and income from equity in affiliates	95,190,363	303,039,259	44,700,671	218.4%
Income tax expense	(24,262,042)	(74,338,103)	(10,965,454)	206.4%
Income (loss) from equity in affiliates	67,599	(3,887,071)	(573,374)	-5850.2%
Net income	70,995,920	224,814,085	33,161,843	216.7%
Less: Net income attributable to non-controlling interests	(4,533,625)	(21,658,803)	(3,194,843)	377.7%
Net income attributable to ordinary shareholders	66,462,295	203,155,282	29,967,000	205.7%

Net income per ADS:
Basic	2.08	6.28	0.93	201.9%
Diluted	1.99	6.02	0.89	202.5%
Weighted average number of ADSs used in computation:
Basic	31,998,559	32,335,540	32,335,540	1.1%
Diluted	33,422,940	33,746,769	33,746,769	1.0%

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB)

	Three months ended
	June 30,	June 30,	June 30,
	2016	2017	2017	Change
	RMB	RMB	USD
Net income	44,495,626	125,342,435	18,488,994	181.7%
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustment	15,960,956	(10,039,828)	(1,480,954)	-162.9%
Other comprehensive income	15,960,956	(10,039,828)	(1,480,954)	-162.9%
Comprehensive income	60,456,582	115,302,607	17,008,040	90.7%
Less: Comprehensive income attributable to non-controlling interests	4,526,215	12,880,046	1,899,908	184.6%
Comprehensive income attributable to ordinary shareholders	55,930,367	102,422,561	15,108,132	83.1%

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB)

	Six months ended
	June 30,	June 30,	June 30,
	2016	2017	2017	Change
	RMB	RMB	USD
Net income	70,995,920	224,814,085	33,161,843	216.7%
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustment	12,053,493	(16,226,292)	(2,393,506)	-234.6%
Other comprehensive income	12,053,493	(16,226,292)	(2,393,506)	-234.6%
Comprehensive income	83,049,413	208,587,793	30,768,337	151.2%
Less: Comprehensive income attributable to non-controlling interests	4,533,625	21,658,803	3,194,843	377.7%
Comprehensive income attributable to ordinary shareholders	78,515,788	186,928,990	27,573,494	138.1%

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Three months ended
	June 30,	June 30,
	2016	2017	Change
	RMB	RMB
Net margin attributable to ordinary shareholders	16.4%	25.8%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	19.9%	28.7%

Net income attributable to ordinary shareholders	39,969,411	112,462,389	181.4%
Adjustment for share-based compensation	5,133,761	9,500,023	85.0%
Adjustment for amortization of intangible assets related to acquisition	3,455,205	3,530,985	2.2%
Adjusted net income attributable to ordinary shares(non-GAAP)	48,558,377	125,493,397	158.4%

Net income attributable to ordinary shares per ADS, diluted	1.19	3.33	179.8%
Adjusted net income attributable to ordinary shares per ADS, diluted (non-GAAP)	1.45	3.72	156.6%

Weighted average number of ADSs used in computation:
Diluted	33,480,400	33,754,351	0.8%

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Six months ended
	June 30,	June 30,
	2016	2017	Change
	RMB	RMB
Net margin attributable to ordinary shareholders	14.2%	25.2%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	17.8%	28.1%

Net income attributable to ordinary shareholders	66,462,295	203,155,282	205.7%
Adjustment for share-based compensation	10,136,257	16,386,904	61.7%
Adjustment for amortization of intangible assets related to acquisition	6,822,041	7,126,943	4.5%
Adjusted net income attributable to ordinary shares(non-GAAP)	83,420,593	226,669,129	171.7%

Net income attributable to ordinary shares per ADS, diluted	1.99	6.02	202.5%
Adjusted net income attributable to ordinary shares per ADS, diluted (non-GAAP)	2.50	6.72	168.8%

Weighted average number of ADSs used in computation:
Diluted	33,422,940	33,746,769	1.0%